Exhibit 12.1

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the six months
	ended June 30,		For the years ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Earnings before fixed charges:
Add:
Income from continuing operations (a)	$18,876	$32,428	$60,281	$85,126	$57,018	$27,222	$47,753
Fixed charges — per below	40,782	26,702	61,062	62,407	69,881	76,558	77,535
Less:
Income from equity method investments not distributed	—	—	—	—	—	—	(518)
Capitalized interest	(3,870)	(991)	(3,030)	(1,503)	(2,949)	(5,178)	(8,182)

Earnings before fixed charges	$55,788	$58,139	$118,313	$146,030	$123,950	$98,602	$116,588

Fixed charges:
Interest expense (including amortization)	$35,604	$24,052	$55,061	$57,835	$63,522	$67,496	$64,746
Capitalized interest	3,870	991	3,030	1,503	2,949	5,178	8,182
Proportionate share of interest for unconsolidated subsidiaries	1,308	1,659	2,971	3,069	3,410	3,884	4,607

Total Fixed Charges	$40,782	$26,702	$61,062	$62,407	$69,881	$76,558	$77,535

Ratio of earnings to fixed charges	1.37	2.18	1.94	2.34	1.77	1.29	1.50

(a)	Amounts for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 have been reclassified to present properties identified as held for sale consistent with the presentation for the period ended December 31, 2004. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.